SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[February 8, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  February 8, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

Metso to acquire Aker Kvaerner’s Pulping and Power business
(Helsinki, Finland, February 8, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso and Aker Kvaerner have signed a Letter of Intent whereby Metso intends to acquire all parts of Aker Kvaerner’s Pulping and Power business. The acquisition is subject to, among other things, completion of the due diligence process conducted by Metso, and signing of the final sale and purchase agreement. The parties aim to sign the final agreement by mid April 2006. The final closing will require relevant regulatory approvals. The agreed cash and interest-bearing debt free enterprise value is EUR 335 million, which is subject to closing adjustments.
The acquisition will enable Metso Paper to complement its Fiber Business Line’s product scope with Aker Kvaerner’s technology. Following the successful completion of the transaction, Metso Paper will be able to deliver all core processes for modern pulp mills, including chemical pulping lines, chemicals recovery and power generation for pulp and paper production based on modern state-of-the-art technology. As a result, Metso Paper will enhance its service capability globally with a wide and advanced product offering and life cycle services.
“The deal fits well with our strategy of profitable growth. The demand for complete chemical pulp mill processes has developed favorably in recent years, especially in South America and Asia, and we expect the positive development to continue. In light of this, we see the acquisition of Aker Kvaerner Pulping and Power business as an excellent opportunity to complement both our technology base and our customer service in chemicals recovery and hardwood pulping processes,” notes Risto Hautamäki, President of Metso Paper. “Nowadays the customers increasingly require complete pulping solutions from one supplier. The combination of Metso Paper and Aker Kvaerner technologies would meet their demands on this front. There is also exciting potential for synergies in research and development, as well as in, for example, logistics and purchasing.”
Aker Kvaerner’s Pulping and Power business has approximately 2 000 employees, with main operations in Sweden, Finland, USA, Canada, Japan and Brazil. In 2005, it had net sales of EUR 565 million and recorded EUR 35 million operating profit after corporate allocations. The order backlog on December 31, 2005 was EUR 600 million.
Metso Paper’s Fiber Business Line serves the pulp and paper industry with chemical, mechanical and recycled fiber technologies and related services. In 2005, the Fiber Business Line’s net sales were EUR 489 million. It has some 2 000 employees with main locations in Finland and Sweden.
Aker Kvaerner is one of the world’s largest contractors to the oil, gas and process industries. In 2004, the aggregated revenues were EUR 3.7 billion with 22,000 employees.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. Metso Paper’s net sales in 2005 were EUR 1 702 million.

www. akerkvaerner.com
www.metso.com
For further information, please contact:
Arto Aaltonen, Executive Vice President, Metso Paper
Tel. +358 204 84 3202
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation
Tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:

(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2)	the competitive situation, especially significant technological solutions developed by competitors

(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4)	the success of pending and future acquisitions and restructuring.